

July 3, 2012

Via E-mail
Dan Sten Olsson
Chief Executive Officer
Stena AB (publ)
Masthuggskajen, SE-405 19 Gothenburg
Sweden

> **Re:** **Stena AB (publ)**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 27, 2012**
> **File No. 33-99284**
> **Response Letter Dated June 27, 2012**

Dear Mr. Olsson:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us the nature of the cargoes that vessels you have owned, chartered in or out, and/or managed, have carried to and from each of Iran and Syria since June 17, 2009.

2. Please tell us the approximate dollar amount of revenues you received from your direct or indirect contacts related to each of Iran and Syria for the last three years and the subsequent interim period.

3. Please discuss the materiality of your contacts with Iran and Syria, direct or indirect, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding

investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran or Syria.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance